1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date February 17, 2016	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONTINUING CONNECTED TRANSACTIONS

RENEWAL OF THE COAL TRAIN CONVOY SERVICE CONTRACT WITH

YANKUANG SECURITY COMPANY

Reference is made to the announcements of the Company dated 27 March 2015 and 8 April 2015 in relation to, among others, Previous Coal Train Convoy Service Contract entered into between the Company and Yankuang Security Company on 27 March 2015.

On 17 February 2016, the Company entered into the Coal Train Convoy Service Contract with Yankuang Security Company to renew the transactions under the Previous Coal Train Convoy Service Contract.

Yankuang Group is a controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 100% equity interest in Yankuang Security Company, Yankuang Security Company is an associate of Yankuang Group and therefore a connected person of the Company. Accordingly, the Coal Train Convoy Service Contract and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios in respect of the transactions contemplated under the Coal Train Convoy Service Contract calculated in accordance with the Hong Kong Listing Rules exceed 0.1% but are less than 5%, such transactions are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Hong Kong Listing Rules, but are exempted from the independent Shareholders’ approval requirement.

RENEWAL OF THE COAL TRAIN CONVOY SERVICE CONTRACT WITH YANKUANG SECURITY COMPANY

1.	Introduction

Reference is made to the announcements of the Company dated 27 March 2015 and 8 April 2015 in relation to, among others, Previous Coal Train Convoy Service Contract entered into between the Company and Yankuang Security Company on 27 March 2015.

On 17 February 2016, the Company entered into the Coal Train Convoy Service Contract with Yankuang Security Company to renew the transactions under the Previous Coal Train Convoy Service Contract.

According to Chapter 14A of the Hong Kong Listing Rules, the Coal Train Convoy Service Contract and the transactions contemplated thereunder constitute continuing connected transactions of the Company.

2.	Coal Train Convoy Service Contract

Date

17 February 2016

Parties

(1) The Company; and

(2) Yankuang Security Company

Effective date and term

The Coal Train Convoy Service Contract shall become effective upon execution by the legal representatives or authorized representatives of the parties and the fulfilment of the approval procedures as required by the listing rules of the places where the Company is listed (if applicable) with retrospective effect from 1 January 2016 and remain valid until 31 December 2017. Upon the Coal Train Convoy Service Contract becoming effective, the Previous Coal Train Convoy Service Contract will be terminated.

Major Terms

According to the Coal Train Convoy Service Contract, there have been no changes to the train convoy services which Yankuang Security Company will provide to the Company as compared to the scope of service provided under the Previous Coal Train Convoy Service Contract, the details of which are set out below:

The Company will assign the coal train transportation convoy service of Xinglongzhuang coal mine, Baodian coal mine, Dongtan coal mine, Nantun coal mine, Beisu coal mine, Jining II coal mine and Jining III coal mine as well as the servicing area of the regional railway network to Yankuang Security Company; and Yankuang Security Company will provide convoy and guarding services at the designated time and place as required by the Company.

As negotiated by both parties, the payment of train convoy service fees to be paid by the Company to Yankuang Security Company are determined based on costs incurred by Yankuang Security Company such as remunerations, consumption and depreciation of materials and equipment and plus reasonable profit. The service fees will be determined based on the weight of cargo handled by coal train transportation at RMB2.35 per tonne, with the annual caps of train convoy service fees not exceeding RMB30 million and RMB31 million, respectively, for the year ending 31 December 2016 and the year ending 31 December 2017.

Payment

The abovementioned service fees shall be paid by the Company on a monthly basis. The Company will pay the service fees of any preceding month in accordance with the review results before the tenth day of the following month by cash or bank transfer on a one-off basis. The Company will make the payment out of internal resources.

3.	Reasons and benefits for entering into the Coal Train Convoy Service Contract

The Company would be able to take advantage of Yankuang Security Company’s professional security service in lowering potential loss from robbery and theft during coal train transportation by engaging Yankuang Security Company to provide coal train convoy services to the Company, so as to guarantee delivery as ordered by customers and to safeguard the relationship between the Company and its customers as well as the profit of the Company.

By engaging Yankuang Security Company to provide coal train convoy services, the Company would be able to focus on coal production and sales operations, thus enhancing its operating efficiency.

4.	Historical amount, proposed cap and reasons

The train convoy service fees paid by the Company to Yankuang Security Company for the year ended 31 December 2015 amounted to RMB26.09 million (unaudited) which did not exceed the annual cap for the train convoy service fees payable by the Company to Yankuang Security Company of RMB36 million for the year ended 31 December 2015 under the Previous Coal Train Convoy Service Contract.

The Board estimates that the annual caps of train convoy service fees for the year ending 31 December 2016 and the year ending 31 December 2017 shall not exceed RMB 30 million and RMB 31 million, respectively, mainly due to the following reasons: (i) the historical amount for the year ended 31 December 2015 and (ii) the expected volume of coal transportation of the Group in the foreseeable future.

The operation supervisory department of the Company will monitor the fee payable to Yankuang Security Company on a monthly basis, in order to ensure the fee payable is within the scope under the Coal Train Convoy Service Contract and correspond to the coal train convoy service provided to the Company each month.

As such, the Directors considers that the abovementioned measures and procedures would ensure that the continuing connected transactions are implemented in accordance with the terms of the Coal Train Convoy Service Contract (including the pricing policies), and such transactions are on normal commercial terms and in the interests of the Company and Shareholders as a whole.

5.	Implication under the Hong Kong Listing Rules

Yankuang Group is a controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules. As Yankuang Group holds 100% equity interest in Yankuang Security Company, Yankuang Security Company is an associate of Yankuang Group and therefore a connected person of the Company. Accordingly, the Coal Train Convoy Service Contract and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the relevant percentage ratios in respect of the transactions contemplated under the Coal Train Convoy Service Contract calculated in accordance with the Hong Kong Listing Rules exceed 0.1% but are less than 5%, such transactions are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Hong Kong Listing Rules, but are exempted from the independent Shareholders’ approval requirement.

The Directors (including independent non-executive Directors) consider that the Coal Train Convoy Service Contract is entered into on normal or better commercial terms in the ordinary and usual course of business of the Group, the terms of the Coal Train Convoy Service Contract, the transactions contemplated thereunder and the proposed caps are also fair and reasonable and in the interests of the Company and the Shareholders as a whole.

6.	General

The Coal Train Convoy Service Contract and the transactions contemplated thereunder were approved at the sixteen meeting of the sixth session of the Board held on 17 February 2016.

At the aforesaid Board meeting, Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, and Mr. Zhang Baocai, Directors of the Company, being also directors or senior management of Yankuang Group, are regarded as having a material interest in the aforesaid continuing connected transactions. Therefore, Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, and Mr. Zhang Baocai abstained from voting at the meeting of the Board convened for the purpose of approving such transaction. Save as disclosed above, none of the Directors has a material interest in such transactions.

Information of the parties

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yankuang Group

Yankuang Group is a wholly State-owned corporation with a registered capital of RMB3,353,388,000 and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminium, complete sets of electromechanical equipment manufacture and financial investment. As at the date of this announcement, Yankuang Group is the controlling shareholder of the Company, holding directly and indirectly approximately 56.52% of the issued share capital of the Company, and is hence a connected person of the Company.

Yankuang Security Company

Yankuang Security Company is a professional security company with security service qualifications recognized by the Department of Public Security of Shandong Province, the registered capital of which is RMB5 million and a wholly-owned subsidiary of Yukuang Group.

The business scope of Yankuang Security Company mainly includes patrolling, guarding, bodyguard service, safety inspection, security protection techniques, safety and risk evaluation and district order maintenance.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“associate”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Board”	the board of Directors;

“Coal Train Convoy Service Contract”	the “Coal Train Convoy Service Contract” entered into by the Company and Yankuang Security Company on 17 February 2016;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“PRC”	the People’s Republic of China;

“ Previous Coal Train Convoy Service Contract”	the “Coal Train Convoy Service Contract” entered into by the Company and Yankuang Security Company on 27 March 2015;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shareholders”	the shareholders of the Company;

“subsidiary(ies)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Yankuang Group”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder of the Company holding directly and indirectly approximately 56.52% of the total issued share capital of the Company as at the date of this announcement;

“Yankuang Security Company’	Shandong Yankuang Security Service Co., Ltd., a limited liability company incorporated in the PRC;

“%”	Percentage

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

17 February 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC